FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from            to
Commission file number: 1-14659
A.	Full Title of Plan: Wilmington Trust Thrift Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wilmington Trust Corporation
Rodney Square North
1100 North Market Street
Wilmington, DE 19890

1.	The Thrift Savings Plan affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation’s stock, as well as interests in funds which purchase a variety of investments from time to time and which may change from time to time. These include debt and equity securities. As of December 31, 2010, the names and addresses of those funds are the following:
Wilmington Small-Cap Strategy Fund
Wilmington Multi-Manager International Fund
Wilmington Broad Market Bond Fund
Wilmington Multi-Manager Real Asset Fund
Wilmington Stable Value Fund
Wilmington Trust Corporation Stock Fund
Wilmington Conservative Asset Allocation Fund
Wilmington Aggressive Asset Allocation Fund
Rodney Square North
1100 North Market Street
Wilmington, DE 19890
Fidelity Advisor Equity Growth Institutional Fund
100 Crosby Parkway
Covington, KY 41015
LargeCap S&P 500 Index Separate Account
Principal Global Investors
801 Grand Avenue
Des Moines, IA 50392-0490
MidCap S&P 400 Index Separate Account
Principal Global Investors
801 Grand Avenue
Des Moines, IA 50392-0490
SmallCap S&P 600 Index Separate Account
Principal Global Investors
801 Grand Avenue
Des Moines, IA 50392-0490
Vanguard Windsor II Fund
PO Box 1110
Valley Forge, PA 19482-1110
American Century Infl-Adjusted Bond Adv
PO Box 419200
Kansas City, MO 64141-6200

Allianz NFJ Small-Cap Value
Allianz Global Investors Fund Management LLC
1345 Avenue of the Americas
New York, NY 10105
American Funds American Balances R4
Capital Research and Management Company
333 South Hope Street, 53rd Floor
Los Angeles, CA 90071-1406
American Funds EuroPacific Growth R4
Capital Research and Management Company
333 South Hope Street, 53rd Floor
Los Angeles, CA 90071-1406
Franklin Growth
Franklin Advisers, Inc.
One Franklin Parkway
Building 970, 1st Floor
San Mateo, CA 94403
Pioneer Cullen Value
Pioneer Funds Distributor, Inc.
30 Dan Road
Canton, MA 02021-2809
Royce Value Plus
The Royce Funds
745 Fifth Avenue
New York, NY 10151
MFS Government Securities R3 Fund
MFS Investment Management
500 Bolyston Street, 15th Fl
Boston, MA 02116
MetLife Stable Value Fund
Metropolitan Life Insurance Company
200 Park Avenue
New York, NY 10166

JP Morgan USA Equity Fund
J.P. Morgan Funds Services
P.O. Box 8528
Boston, MA 02266-8528
2.	The financial statements required to be filed for the Thrift Savings Plan, which qualifies under the Employee Retirement Income Security Act of 1974, are expected to be filed as an amendment to this Form 11-K by June 28, 2011, 180 days after the end of the plan’s fiscal year.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the Thrift Savings Plan, have signed this Form 11-K as of March 25, 2011.

/s/ David R. Gibson	(SEAL)

David R. Gibson, Chairman

/s/ Gary E. Butler	(SEAL)

Gary E. Butler

/s/ Rebecca A. DePorte	(SEAL)

Rebecca A. DePorte

/s/ Michael A. DiGregorio	(SEAL)

Michael A. DiGregorio

/s/ William J. Farrell II	(SEAL)

William J. Farrell II

/s/ I. Gail Howard	(SEAL)

I. Gail Howard

/s/ Kevyn N. Rakowski	(SEAL)

Kevyn N. Rakowski

/s/ Diane M. Sparks	(SEAL)

Diane M. Sparks